Exhibit 99.2

BSR REAL ESTATE INVESTMENT TRUST

Consolidated financial statements (In U.S. dollars)

For the years ended December 31, 2025 and December 31, 2024

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada

Tel 416 777 8500

Fax 416 777 8818

INDEPENDENT AUDITOR’S REPORT

To the Unitholders of BSR Real Estate Investment Trust

Opinion

We have audited the consolidated financial statements of BSR Real Estate Investment Trust (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2025 and December 31, 2024

•	the consolidated statements of net loss and comprehensive loss for the years then ended

•	the consolidated statements of changes in unitholders' equity for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2025 and December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Evaluation of the fair value of investment properties in use

Description of the matter

We draw attention to Note 3(d), Note 3(p), and Note 8 of the financial statements. Investment properties consist of investment properties in use which are measured at fair value. As of December 31, 2025, the Entity has recorded investment properties in use for an amount of $1,387,428 thousand. Fair values are determined by the Entity using the direct capitalization income method. The significant assumptions used when determining the fair value of investment properties in use include capitalization rates and stabilized future cash flows.

Why the matter is a key audit matter

We identified the evaluation of the fair value of investment properties in use as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of investment properties in use and the high degree of estimation uncertainty in determining their fair value. Further, significant auditor judgment was required in performing, and evaluating the results of, our audit procedures due to the sensitivity of the fair value of investment properties in use to changes in the significant assumptions.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

For a selection of investment properties in use, we assessed the Entity’s ability to accurately forecast stabilized future cash flows by comparing the prior year’s forecasted stabilized future cash flows to be generated by the investment properties in use to actual results.

For a selection of investment properties in use, we evaluated the stabilized future cash flows by comparing to the actual historical cash flows while considering changes in conditions and events affecting the investment properties in use to assess the cash flow adjustments, or lack of cash flow adjustments, made by the Entity in determining the stabilized future cash flows.

We involved valuations professionals with specialized skills and knowledge who assisted in evaluating the capitalization rates for the overall portfolio of the investment properties in use. The rates were stratified by geography and were evaluated by comparing them to published reports of real estate industry commentators and recent sales of similar properties, while considering the features of the Entity’s specific investment properties in use.

2

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis of Financial Condition and Results of Operations filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis of Financial Condition and Results of Operations as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

3

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

4

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

•	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Amit Shah.

Toronto, Canada

March 11, 2026

5

BSR REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Financial Position

In thousands of U.S. dollars

	Note	December 31,	December 31,
		2025	2024
Assets
Non-current assets
Investment properties	8	$1,387,428	$1,746,650
Right-of-use asset	17	1,195	33
Interest rate derivatives	19(d)	598	5,706
Prepayment embedded derivatives	19(e)	312	657
		1,389,533	1,753,046
Current assets
Cash and cash equivalents		6,344	8,726
Restricted cash	5	4,057	6,339
Resident and other receivables, net	6	3,798	5,386
Note receivable	25	5,227	5,227
Interest rate derivatives	19(d)	453	—
Prepaid expenses and other assets	7	3,038	3,859
Total assets		$1,412,450	$1,782,583

Liabilities and Unitholders' equity
Non-current liabilities
Loans and borrowings	10	$694,381	$737,572
Interest rate derivatives	19(d)	397	363
Lease liability	17	1,110	—
		695,888	737,935
Current liabilities
Accounts payable and other liabilities	9	45,347	51,576
Interest rate derivatives	19(d)	36	13
Loans and borrowings	10	28,752	49,951
Lease liability	17	88	36
Class B Units	11	60,375	243,712
Convertible Debentures	12	—	41,764
Total liabilities		$830,486	$1,124,987

Unitholders' equity
Unitholders' equity	13	581,964	657,596
Total liabilities and Unitholders' equity		$1,412,450	$1,782,583

See accompanying notes to consolidated financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Net Loss and Comprehensive Loss

In thousands of U.S. dollars

		Year ended	Year ended
	Note	December 31,	December 31,
		2025	2024
Revenue:
Rental revenue		$126,535	$148,582
Other property income		17,688	20,088
	14	144,223	168,670
Expenses (Income):
Property operating expenses	15	44,818	49,905
Real estate taxes		27,848	26,829
General and administrative expenses		10,414	9,795
Fair value adjustment to investment properties	8	15,612	70,309
Fair value adjustment to investment properties (IFRIC 21)		(3,651)	—
Finance costs from operations	16	39,233	44,899
Finance income from interest rate derivatives and note receivable		(9,084)	(14,642)
Costs of disposition of investment properties		11,759	—
Distributions on Class B Units	16	5,681	10,808
Depreciation of right-of-use asset	17	43	134
Fair value adjustment to derivatives and other financial liabilities	16	63,601	10,667
Fair value adjustment to unit-based compensation	24	678	208
		206,952	208,912
Net loss and comprehensive loss		$(62,729)	$(40,242)

See accompanying notes to consolidated financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Changes in Unitholders’ Equity

In thousands of U.S. dollars

				Total
	Units	Distributions	Cumulative	Unitholders'
			net income	Equity
Balance, as of January 1, 2024	$373,693	$(78,320)	$417,028	$712,401
Net loss and comprehensive loss	—	—	(40,242)	(40,242)
Units issued, net of issuance costs (Note 13)	3,266	—	—	3,266
Units forfeited	—	—	49	49
Distributions	—	(17,878)	—	(17,878)
Balance, as of December 31, 2024	$376,959	$(96,198)	$376,835	$657,596

Balance, as of January 1, 2025	$376,959	$(96,198)	$376,835	$657,596
Net loss and comprehensive loss	—	—	(62,729)	(62,729)
Units issued, net of issuance costs (Note 13)	5,888	—	—	5,888
Distributions	—	(18,791)	—	(18,791)
Balance, as of December 31, 2025	$382,847	$(114,989)	$314,106	$581,964

See accompanying notes to consolidated financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

In thousands of U.S. dollars

		Year ended	Year ended
	Note	December 31,	December 31,
		2025	2024
Operating activities
Net loss and comprehensive loss		$(62,729)	$(40,242)
Adjustments for:
Fair value adjustment to investment properties	8	15,612	70,309
Fair value adjustment to derivatives and other financial liabilities	16	63,601	10,667
Fair value adjustment to unit-based compensation	24	678	208
Depreciation of right-of-use asset	17	43	134
Unit-based compensation	24	2,254	2,194
Finance costs from operations	16	39,233	44,899
Finance income from interest rate derivatives and note receivable		(9,084)	(14,642)
Costs of disposition of investment properties	4	11,759	—
Distributions on Class B Units	16	5,681	10,808
Change in non-cash operating assets and liabilities	23	(2,797)	(4,955)
Cash provided by operating activities		64,251	79,380

Investing activities
Acquisition of investment properties	4(a), 8	(287,312)	—
Net proceeds from sale of investment properties	4(b), 8	392,307	—
Additions to investment properties	8	(13,100)	(36,309)
Restricted cash withdrawals, net of deposits	5	2,270	3,288
Cash provided by (used in) investing activities		94,165	(33,021)

Financing activities
Proceeds from issuance of loans and borrowings	10	309,602	121,765
Principal payments of loans and borrowings	10	(372,097)	(108,849)
Payment of debt financing costs	10	(3,976)	(312)
Principal payments of lease liability	17	(43)	(141)
Redemption of Class B Units in exchange for cash	11	(62)	(27)
Cash distributions paid to Class B Unitholders	11	(6,401)	(10,809)
Cash distributions paid to Unitholders		(18,796)	(17,752)
Interest paid		(37,093)	(42,775)
Interest received from interest rate derivatives and note receivable		9,487	14,231
Cash received from interest rate swaption	19(d)	80	302
Redemption of Convertible Debentures	12	(41,499)	—
Cash used in financing activities		(160,798)	(44,367)

Change in cash and cash equivalents during the period		(2,382)	1,992
Cash and cash equivalents, beginning of period		8,726	6,734
Cash and cash equivalents, end of period		$6,344	$8,726

See accompanying notes to consolidated financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(1)	Description of the entity

BSR Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018 (the “Declaration of Trust”), under the laws of the Province of Ontario. The REIT's Declaration of Trust was amended and restated on May 11, 2022. The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States.

As of December 31, 2025, the REIT owned 26 multifamily garden-style residential properties located across three bordering states in the Sunbelt region of the United States, which stretches across the South Atlantic and Southwest portions of the United States. The REIT currently operates in Texas, Arkansas and Oklahoma. The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario.

(2)	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the REIT have been prepared by management in accordance with the accounting standards issued by the International Accounting Standards Board ("IFRS Accounting Standards" or “GAAP”). These consolidated financial statements were approved and authorized for issuance by the Board of Trustees on March 11, 2026.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for investment properties, derivative financial instruments, unit-based compensation and the Class B Units (defined below), which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars, which is the REIT's functional currency.

The REIT owns, manages and operates multifamily properties located in the United States as noted above. Management, when measuring the REIT’s performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with GAAP.

(3)	Material accounting policy information

(a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the REIT and its subsidiaries, including BSR REIT Holdings, Inc. and BSR Trust, LLC. Subsidiaries are entities controlled by the REIT. The financial statements of the subsidiaries are prepared for the same reporting periods as the REIT using consistent accounting policies. All intercompany balances, transactions and unrealized gains and losses arising from intercompany transactions are eliminated upon consolidation.

(b)	Business Combinations

At the time of acquisition of property, whether through a controlling share investment or directly, the REIT considers whether the acquisition represents the acquisition of a business. The REIT accounts for an acquisition as a business combination where an integrated set of activities is acquired in addition to the property. More specifically, consideration is made of the extent to which significant processes are acquired. If no significant processes, or only insignificant processes, are acquired, the acquisition is treated as an asset acquisition rather than a business combination.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The cost of a business combination is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. The REIT recognizes assets or liabilities, if any, resulting from a contingent consideration arrangement at their acquisition date fair value and such amounts form part of the cost of the business combination. Subsequent changes in the fair value of contingent consideration arrangements are recognized in profit or loss. The difference between the purchase price and the REIT’s net fair value of the acquired identifiable net assets and liabilities is goodwill. On the date of acquisition, goodwill is recorded as an asset. Negative goodwill is immediately recognized in the consolidated statement of net income and comprehensive income as a bargain purchase gain. The REIT expenses transaction costs associated with business combinations in the period incurred.

When an acquisition does not meet the criteria for business combination accounting treatment, it is accounted for as an acquisition of a group of assets and liabilities, the cost of which includes direct acquisition-related transaction costs that are allocated to the assets and liabilities acquired based upon their relative fair values. No goodwill is recognized for asset acquisitions.

(c)	Foreign currency transactions

The functional and presentation currency of the REIT and its subsidiaries is the U.S. dollar.

(d)	Investment properties

Investment properties consist of investment properties in use and properties under development. Properties are determined to be investment properties when they are held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business. Investment properties include land and land improvements, buildings and building improvements, as well as furniture and equipment and certain intangibles, such as in-place leases, if any. Investment properties are measured initially at cost, including transaction costs, except for investment properties acquired in a business combination, where such transaction costs are expensed as incurred. Subsequent to initial recognition, investment properties are measured at their estimated fair value. Unrealized gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise. Fair values are primarily determined internally by management using the direct capitalization income method. As part of management's internal valuation program, the REIT considers external valuations performed by independent third party national real estate valuation appraisals for a cross-section of properties that represent different geographical locations across the REIT's portfolio. On a quarterly basis, the valuation team reviews and updates, as deemed necessary, the valuation models to reflect current market data.

Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits, such as incremental NOI or other yield-enhancing returns will flow to the properties and the cost can be measured reliably. All repairs and maintenance costs are expensed as incurred.

Investment properties are derecognized when they have been disposed of or permanently withdrawn from use and no future economic benefit is expected from its disposal. Prior to their disposal, the carrying value of the investment properties are adjusted to reflect their fair value. This adjustment is recorded as a fair value gain or loss. Any remaining gain or loss arising on de-recognition of the properties (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the properties are derecognized.

(e)	Cash and cash equivalents

All cash and unrestricted, highly liquid investments with an initial maturity of three months or less, at issuance, are considered to be cash and cash equivalents and are recorded at their amortized cost. The REIT maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The REIT has not experienced any losses in such accounts. Management of the REIT believes the REIT is not exposed to any significant credit risk on its cash and cash equivalents.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(f)	Restricted cash

Restricted cash consists of resident security deposits and escrow deposits held by lenders for property taxes, insurance, debt service and replacement reserves.

(g)	Revenue recognition

The REIT has retained substantially all of the risks and benefits of ownership of its investment properties and, therefore, accounts for its leases with residents as operating leases. The REIT charges a fixed rate for the rental of apartment units, parking spaces and storage units. The leases allow for additional charges in respect of utility recoveries and other services.

Base rent is allocated to lease components based on relative stand-alone selling prices. The stand-alone selling prices of the rental components are determined using an adjusted market assessment approach and the stand–alone selling prices of the service components are determined using an expected cost plus a margin approach.

Revenue from the rental components is recognized on a straight-line basis over the lease term and includes the recovery of property taxes and insurance as well as consideration related to late rent, month-to-month leases, payments for early terminations and rent concessions. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements. Revenue recognition commences when a resident has the right to use the property and is recognized pursuant to the terms of the lease agreement. Revenue related to the service components of the REIT’s leases is accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. These services consist primarily of the recovery of utility, property maintenance and amenity costs, as well as resident liability insurance premiums, and is recognized over time when the services are provided. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are recorded as contract liabilities. The presentation of revenue from lease components and revenue related to service components is presented in note 14.

(h)	Leases

At inception of a contract, the REIT assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the REIT uses the definition of a lease in IFRS 16, Leases.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the REIT allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the REIT has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The REIT recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term and is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the REIT’s incremental borrowing rate. Generally, the REIT uses its incremental borrowing rate as the discount rate.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the REIT’s estimate of the expected payable under a residual value guarantee, if the REIT changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(ii)	Short-term leases and leases of low-value assets

The REIT has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The REIT recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(iii)	As a lessor

At inception or on modification of a contract that contains a lease component, the REIT allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The REIT has determined that when it acts as a lessor, its leases do not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets and as a result they are classified as operating leases.

If an arrangement contains lease and non-lease components, the REIT applies IFRS 15, Revenue from Contracts with Customers to allocate the consideration in the contract.

The REIT recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of revenue.

(i)	Financial instruments

Financial instruments are generally measured at fair value on initial recognition. The classification and measurement of financial assets consists of the following categories in accordance with IFRS 9, Financial Instruments (“IFRS 9”): (i) measured at amortized cost, (ii) fair value through profit and loss ("FVTPL"), and (iii) fair value through other comprehensive income (''FVTOCI'').

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•     It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•     Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets classified at amortized cost are measured using the effective interest method. Financial assets classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss. Financial assets classified as FVTOCI are measured at fair value with gains or losses recognized through other comprehensive income, except for gains and losses pertaining to impairment or foreign exchange which are recognized in profit or loss.

The classification and measurement of financial liabilities consists of the following categories: (i) measured at amortized cost and (ii) FVTPL. Financial liabilities classified at amortized cost are measured using the effective interest method. Financial liabilities classified as FVTPL are measured at fair value with changes in fair value attributable to changes in the credit risk of the liability presented in other comprehensive income and the remaining change in fair value presented in the consolidated statement of net income and comprehensive income.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT has made the following classifications for its financial instruments:

Financial assets	Classification
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Resident and other receivables	Amortized Cost
Note receivable	Amortized Cost
Prepayment embedded derivatives	FVTPL
Interest rate derivatives	FVTPL

Financial liabilities	Classification
Accounts payable and other liabilities	Amortized Cost
Loans and borrowings	Amortized Cost
Class B Units	FVTPL
Convertible debentures	FVTPL
Interest rate derivatives	FVTPL

Financial assets are not reclassified subsequent to their initial recognition unless a change takes place with regard to the business model for managing financial assets. In such an event, the classification of financial assets would be re-assessed.

Non-derivative financial assets

The REIT initially recognizes financial assets (including assets designated as FVTPL), on the trade date, which is the date that the REIT becomes a party to the contractual provisions of the instrument. The REIT derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The REIT determines expected credit losses (“ECL”) on resident and other receivables using a provision matrix based on historical credit loss experience adjusted for current and forecasted future economic conditions to estimate ECL. Resident receivables are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment.

Transaction costs other than those related to financial instruments classified as FVTPL, which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method. These costs include, discounts or premiums relating to assumed debt, fees and commissions paid to agents, brokers advisers, lenders and insurers, transfer taxes and duties.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial assets and liabilities are offset and presented net in the statement of financial position when, and only when, the REIT has a legally enforceable right to offset and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial liabilities

The REIT initially recognizes financial liabilities on the trade date, which is the date that the REIT becomes a party to the contractual provisions of the instrument.

The REIT derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Loans and borrowing and accounts payable and other liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, these financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Financing fees and other costs incurred in connection with debt financing are recorded net of the related debt obligation and amortized using the effective interest method.

IAS 32, Financial Instruments: Presentation (“IAS 32”) defines a puttable instrument as a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or the death or retirement of the instrument holder. Puttable instruments are required to be accounted for as financial liabilities, except where certain conditions are met in accordance with IAS 32; in which case, the puttable instruments may be presented as equity. The Trust Units (as defined below) meet the exemption conditions of IAS 32 and are, therefore, presented as equity.

Derivative and embedded derivative financial instruments

The REIT uses derivative financial instruments to manage risks from fluctuations in interest rates. All derivative instruments are designated and valued at FVTPL in the consolidated financial statements.

The REIT considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. Under IFRS 9, early redemption options contained in certain loans and borrowings of the REIT meet the definition of an embedded derivative, are bifurcated from the financial liability and measured at fair value. The net change in fair value of prepayment embedded derivatives for the period is outlined in note 19(e).

Trust Units (“Units”)

The REIT’s Units are redeemable at the holder's option and therefore are considered to be a puttable instrument in accordance with IAS 32. The Units meet the exemption conditions of IAS 32 and are presented as equity.

While the REIT’s Units meet the definition to be presented as equity under IAS 32, the Units may not be considered as equity for the purposes of calculating net income on a per unit basis in accordance with IAS 33, Earnings Per Share. The REIT has therefore elected to not report an earnings per unit calculation, as is permitted under IFRS Accounting Standards.

Class B Units of BSR Trust, LLC (“Class B Units”)

The Class B Units are redeemable at the option of the holder and, therefore, are considered puttable instruments in accordance with IAS 32. The Class B Units are redeemable for cash or Units of the REIT on a one-for-one basis subject to customary anti-dilution adjustments at the option of BSR Trust, LLC and, therefore, the Class B Units meet the definition of a financial liability under IAS 32 as the limited IAS 32 exception for presentation as equity does not extend to the Class B Units. Further, the Class B Units are designated as financial liabilities and are measured at fair value at each reporting period with any changes in fair value recorded in profit or loss. The Class B Units receive distributions equal to the distributions paid on the REIT’s Units and are, in all material aspects, economically equivalent to the Units on a per unit basis. The distributions paid on Class B Units are accounted for as finance costs.

Convertible Debentures

The Convertible Debentures (defined below) are convertible into Units. As Units are redeemable at the option of the holder and are therefore considered puttable instruments in accordance with IAS 32, the convertible debentures are considered a liability containing liability-classified embedded derivatives. The REIT has elected to classify and measure its convertible debentures as financial liabilities measured at FVTPL with the changes in fair value being recognized in the consolidated statements of net income and comprehensive income. The Convertible Debentures were repaid in full on January 3, 2025.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(j)	Finance costs and finance income

Finance costs consist of interest expense on loans and borrowings, amortization of deferred financing costs, amortization of premiums and discounts on loans and borrowings, payments on derivative contracts and distributions on Class B Units. Finance costs also include fair value adjustments to Class B Units, derivative contracts, prepayment embedded derivatives and Convertible Debentures.

Finance costs associated with financial liabilities classified as amortized cost are recognized in profit or loss using the effective interest method.

Finance income consists of interest income on interest rate derivatives, interest income on a note receivable and other interest-bearing accounts.

(k)	Fair value measurement

The REIT measures financial instruments, such as Class B Units, convertible debentures, interest rate derivatives and prepayment embedded derivatives as well as non-financial assets, such as investment properties, at fair value at each statement of financial position date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the REIT.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability assuming that market participants act in their economic best interests.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The REIT uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the REIT determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(l)	Levies

In accordance with IFRS Interpretations Committee 21, Levies (“IFRIC 21”), the REIT recognizes the annual property tax liabilities at the point in time when the realty tax obligation is imposed. This is the obligating event that gives rise to a liability to pay the property taxes.

Additionally, as a pro rata property tax basis adjustment is most often included in the purchase price of a property in the United States, this is included in the REIT’s assessment of the fair value of the investment property.

(m)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized as the expected payment under the short-term cash bonus plan if the REIT has a present legal or constructive obligation to pay as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no further legal or constructive obligation. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

(iii)	Unit-based payment plans

The REIT maintains an Executive Incentive Plan for its employees and trustees. Awards under the Executive Incentive Plan, such as Deferred Trust Units (“DTU”), Restricted Units (“RU”) and Performance Units (“PU”) may be settled by Units issued from treasury or, if so elected by the participant and subject to the approval of the Board of Trustees, cash payable upon vesting. All such awards are accounted for as cash-settled awards, as the Units are puttable. The fair value of the payable is recognized as an expense with a corresponding increase in liabilities, over the employees’ or trustees’ service period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

(n)	Income taxes

(i)	Canadian status:

The REIT is a mutual fund trust pursuant to the Income Tax Act (Canada). Under current tax legislation, a mutual fund trust that is not a Specified Investment Flow-Through Trust (“SIFT”) pursuant to the Income Tax Act (Canada) is entitled to deduct distributions of taxable income such that it is not liable to pay income taxes provided that its taxable income is fully distributed to unitholders. The REIT intends to continue to qualify as a mutual fund trust that is not a SIFT trust and to make distributions not less than the amount necessary to ensure that the REIT will not be liable to pay income taxes.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(ii)	U.S. REIT status:

The REIT is classified as a U.S. corporation for U.S. federal income tax purposes under current Treasury Regulations. Further, pursuant to section 7874 of the United States Internal Revenue Code of 1986, as amended (the “Code”) the REIT is treated as a U.S. corporation for all purposes under the Code and, as a result, it is permitted to elect to be treated as a real estate investment trust under the Code, notwithstanding it is organized as a Canadian entity. In general, a company that elects real estate investment trust status, distributes at least 90% of its real estate investment trust taxable income to its shareholders in any taxable year and complies with certain other requirements is not subject to U.S. federal income taxation to the extent of the income it distributes. If it fails to qualify as a real estate investment trust in any taxable year, it will be subject to U.S. federal income tax at regular corporate income tax rates on its taxable income. Even if it qualifies for taxation as a real estate investment trust, it may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income. The REIT has reviewed the real estate investment trust requirements and has determined that it qualifies as a real estate investment trust under the Code. Accordingly, no provision for U.S. federal income or excise taxes has been made with respect to the income of the REIT.

Certain of the REIT’s operations or a portion thereof are conducted through taxable real estate investment trust subsidiaries (“TRS”). A TRS is a corporation that has not elected REIT status and has made a joint election with a real estate investment trust to be treated as a TRS. As such, it is subject to U.S. federal and state corporate income tax. No provision was required to be recorded by the REIT in its consolidated financial statements in respect of its TRS as no taxable income has been generated by the TRS.

(iii)	Tax uncertainties:

Judgment is required to assess the interpretation of tax legislation when recognizing and measuring current and deferred tax assets and liabilities. The impact of different interpretations and applications could potentially be material. The REIT recognizes a tax benefit from an uncertain tax position when it is probable that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

(o)	General and administrative expenses

General and administrative expenses include payroll and benefits for certain REIT employees, professional fees, trustee fees, insurance and other administrative costs.

(p)	Significant accounting judgements, estimates and assumptions

Preparing the consolidated financial statements requires management to make judgments, estimates and assumptions in the application of its accounting policies. Management bases its judgments and estimates on historical experience and other factors it believes to be reasonable under the circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Critical accounting judgments

The following are judgments that have the most significant effect on the consolidated financial statements:

Investment property acquisitions

The REIT assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations (“IFRS 3”). This assessment requires management to make judgments on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the REIT obtains control of the business.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Use of estimates and assumptions

Major sources of estimation uncertainty and the assumptions that have a significant risk of resulting in a material adjustment to the carrying values of assets and liabilities within the next financial year relate to the following:

Valuation of investment properties in use

Determining the fair value of investment properties in use is a major source of estimation uncertainty. The significant assumptions used when determining the fair value of investment properties in use are capitalization rates and stabilized future cash flows. The capitalization rate applied is reflective of the characteristics, location and market of each investment property in use. The stabilized future cash flows of each investment property are based upon rental income from current leases and assumptions about occupancy rates and market rent from future leases reflecting current market conditions, less future cash outflows relating to such current and future leases. In addition, there is a normalized management fee allowance and capital expenditure reserve taken into consideration when determining stabilized future cash flows. Management determines fair value using a combination of internal financial information as well as external market data. In a scenario where a sales process has progressed sufficiently, fair value may also be based on an executed purchase and sale agreement. Should the underlying assumptions change, actual results could differ from the estimates. The major sources of estimation uncertainty and significant assumptions underlying the valuation of investment properties in use are outlined in note 8.

(q)	IFRS Accounting Standards amendments issued but not yet effective

On April 9, 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), that will replace IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements to increase comparability of similar entities, especially related to how operating profit and loss is defined. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. Earlier adoption is permitted.

IFRS 18 introduces a defined structure for the statement of profit or loss that is composed of categories and required subtotals into one of five categories: (i) operating, (ii) investing, (iii) financing, (iv) income taxes, and (v) discontinued operations. Management-defined performance measures (“MPMs”) will be required to be disclosed in a single note in the financial statements. In addition, all entities will be required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The REIT is still in the process of assessing the impact of the new standard, but expects the adoption to have a significant impact with respect to the structure of the REIT’s statement of net loss and comprehensive loss, the statement of cash flow and any additional disclosures required for MPMs. The REIT intends to adopt IFRS 18 in its consolidated financial statements beginning on January 1, 2027.

On May 30, 2024, the IASB issued narrow-scope amendments to the classification and measurement requirements of IFRS 9 – Financial Instruments (“IFRS 9”). These amendments clarify the timing of recognition and derecognition of financial liabilities and introduce a limited exception for liabilities settled through certain electronic payment systems. The exception applies only to financial liabilities settled electronically and does not extend to other payment methods, such as checks. Companies may elect to apply the exception on a system-by-system basis. IFRS 9 is effective for annual periods beginning on or after January 1, 2026. Earlier adoption is permitted.

Under the IFRS 9 amendment, a company is generally required to derecognize a financial liability on the settlement date. However, when a financial liability is settled in cash using an electronic payment system, the amendment permits a company to consider the financial liability to be discharged before the settlement date if all of the following conditions are met: (i) the payment instruction has been initiated and cannot be practically withdrawn, stopped, or canceled; (ii) the payment instruction results in the company no longer having practical access to the cash intended for settlement; and (iii) the settlement risk associated with the electronic payment system is insignificant.

The REIT will adopt IFRS 9 in its consolidated financial statements for the period beginning on January 1, 2026. The REIT concluded that all wire transfers and other electronic payments meet the criteria for the exception under the amendments. In addition, the REIT will appropriately classify certain cash and liabilities associated with outstanding checks at each reporting period-end. The REIT does not anticipate the adoption of these amendments to result in a material impact to its financial position.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(4)	Asset acquisitions and dispositions

(a)	Asset acquisitions

Acquisition contractual purchase prices noted below are subject to working capital adjustments and closing costs. All property acquisitions for the year ended December 31, 2025, were considered asset acquisitions.

On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-unit garden-style community in McKinney, TX (Dallas Metropolitan Service Area (“MSA”)) for a contractual purchase price of $61,042.

On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury, a 288-unit apartment community in Spring, TX (Houston MSA) for a contractual purchase price of $141,000.

On August 12, 2025, the REIT acquired The Ownsby, a 368-unit apartment community in Celina, TX (Dallas MSA) for a contractual purchase price of $87,500.

(b)	Asset dispositions

All disposition contractual sale prices noted below are presented prior to working capital adjustments and selling costs. Unless otherwise noted, existing loans and borrowing were not assumed by the purchasers.

On March 24, 2025, the REIT completed the sale of Bluff Creek Apartments, a 316-apartment unit residence in Oklahoma City, OK for a contractual sale price of $28,300. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch), comprising 857 apartment units located in the Austin, TX MSA, for a contractual sale price of $187,000, directly for cash consideration. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.

On April 30, 2025, the REIT sold six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly), comprising 1,844 apartment units located in the Dallas, TX MSA, for a contractual sale price of $431,500. Consideration for the six properties included (i) $193,000 in cash and (ii) the exchange and cancellation of 15,000,000 (approximately 75%) of the then outstanding Class B Units. Cash proceeds were utilized for debt repayment, transaction expenses and general corporate purposes. In addition, in connection with the exchange and cancellation of 15,000,000 Class B Units (the majority of which were held by the Legacy BSR Holders, including the Bailey/Hughes Holders), certain contractual rights held by the Bailey/Hughes Holders were terminated

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(5)	Restricted cash

	December 31, 2025	December 31, 2024
Tenant security deposits	$239	$251
Replacement reserve	683	802
Lender escrow deposits	3,135	5,286
Restricted cash	$4,057	$6,339

(6)	Resident and other receivables, net

	December 31, 2025	December 31, 2024
Resident receivables, net	$163	$96
Utility reimbursements and other receivables	3,635	5,290
Resident and other receivables, net	$3,798	$5,386

(7)	Prepaid expenses and other assets

	December 31, 2025	December 31, 2024
Prepaid insurance	$1,121	$1,499
Other assets	1,917	2,360
Prepaid expenses and other assets	$3,038	$3,859

(8)	Investment properties

A reconciliation of the carrying value for investment properties is set out below:

	Year ended December 31, 2025	Year ended December 31, 2024
Investment properties in use, beginning of period	$1,746,650	$1,742,974
Property acquisitions	290,650	—
Property dispositions	(646,800)	—
Additions to investment properties in use	12,540	11,370
Transfer of investment property under development to in use	—	62,615
Change in fair value of investment properties	(15,612)	(70,309)
Investment properties in use, end of period	1,387,428	1,746,650

Investment property under development, beginning of period	—	39,987
Additions to investment property under development	—	22,628
Transfer of investment property under development to in use	—	(62,615)
Investment property under development, end of period	—	—

Investment properties, end of period	$1,387,428	$1,746,650

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT uses an internal valuation process to value the investment properties in use as of December 31, 2025. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisals for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data. The REIT obtains external appraisals on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by a capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value. Generally, a change in estimated rental income is accompanied by a directionally similar change in the rent growth per annum assumption and an opposite change in future vacancy rate estimates.

The following table summarizes the significant unobservable inputs used in the valuation of the REIT’s investment properties in use:

	December 31, 2025	December 31, 2024
Capitalization rates
High	7.5%	7.4%
Low	4.3%	4.6%
Weighted average	5.1%	5.2%

The estimated fair values of investment properties in use are most sensitive to changes in capitalization rates and stabilized future cash flows.

The following table summarizes the potential impact of increases or decreases in these assumptions.

	Change in weighted average capitalization rate assumption
	Increase of	Increase		Decrease	Decrease
	0.50%	of 0.25%	No change	of 0.25%	of 0.50%
Change in stabilized future cash flows assumption
Decrease of 1.0%	$(136,346)	$(77,967)	$(13,874)	$56,816	$135,177
No change	$(123,709)	$(64,741)	$—	$71,404	$150,557
Increase of 1.0%	$(111,071)	$(51,514)	$13,874	$85,993	$165,937

In July 2022, the REIT entered into an agreement to jointly develop Aura 35Fifty in the Austin, TX MSA. Construction was completed in December 2024 with no subsequent development costs incurred. During the year ended December 31, 2024, the REIT capitalized $716 of borrowing costs related to its initial cash contribution to the project at an average interest rate of 3.7%. Additionally, during the year ended December 31, 2024, the REIT capitalized $1,877 of borrowing costs directly related to the construction loan for the project at an average interest rate of 7.6%. No costs related to the development of Aura 35Fifty were capitalized during the year ended December 31, 2025.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(9)	Accounts payable and other liabilities

	December 31, 2025	December 31, 2024
Trade payables	$234	$829
Accrued capital expenditures	618	1,178
Accrued property tax liabilities	24,457	27,290
Accrued and other liabilities	11,934	12,622
Distributions payable	1,808	2,499
Interest payable on loans and borrowings	2,855	2,275
Interest payable on Convertible Debentures	—	522
Tenant security deposits	2,197	2,614
Rent received in advance	1,244	1,747
Accounts payable and other liabilities	$45,347	$51,576

(10)	Loans and borrowings

	December 31, 2025	December 31, 2024
Fixed or economically hedged to fixed rate mortgage notes payable*	$407,285	$496,026
Net unamortized discount on mortgage notes payable	(414)	(461)
Net unamortized deferred financing costs	(5,163)	(3,221)
Credit Facility	321,425	295,179
Total loans and borrowings	723,133	787,523
Less: current portion of loans and borrowings	(28,752)	(49,951)
Non-current loans and borrowings	$694,381	$737,572

*Economically hedged to fixed rate mortgage notes payable includes $160,000 of mortgages which are subject to interest rate swap derivative contracts (note 19).

The REIT often utilizes mortgage notes and/or the Credit Facility (discussed below) to assist in the acquisition of a property. Conversely, when the REIT disposes of a property, any directly related mortgage or encumbrance at the time of sale will either be repaid or utilized on other properties. The table above presents the total loans and borrowings balances as of each period end, and movements for the comparative periods are presented in the total loans and borrowings table below, which presents the cash flows and non-cash changes and captures any such movements for each period.

Mortgage notes

The REIT’s weighted average contractual interest rate on mortgage notes as of December 31, 2025 and December 31, 2024 was approximately 3.5%, which reflects the impact of interest rate derivatives but excludes the finance cost impact related to the amortization of discounts on mortgage notes and the amortization of deferred financing costs. With the inclusion of these items, the REIT’s weighted average effective interest rate on mortgage notes as of December 31, 2025 and December 31, 2024 was approximately 3.6% and 3.5%, respectively. Mortgage notes as of December 31, 2025 mature at various dates from 2026 through 2056.

In November 2025, the REIT extended $160,000 of mortgage notes securing four properties (the "Secured Term Loan") to December 10, 2027, with no other contractual changes as a result of the extension.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The mortgage notes are subject to certain financial and non-financial covenants that are required to be observed or performed to remain in good standing with the respective mortgage agreements. Failure to comply with any or all of the covenants could impact the timing of maturity of the mortgage notes which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to comply with all laws and regulations, inappropriate uses of mortgaged properties, failure to comply with certain inspections, failure to provide timely books and records, failure to comply with debt service coverage ratios and other covenants required as part of the mortgage agreements. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the mortgage notes could be reclassified as current liabilities as the entire principal outstanding would become due immediately upon breach. In the event of a breach of a portion or all of the mortgage notes, up to $407,285 in outstanding principal on the notes as of December 31, 2025, could come due in less than 12 months and subsequently classified as current liabilities on the balance sheet. As of December 31, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period.

Credit Facility

The REIT maintains a revolving credit facility (the “Credit Facility”) with a maximum revolving credit availability of $500,000, of which $367,820 was available as of December 31, 2025. The Credit Facility is secured by eleven borrowing base properties. On December 8, 2025, the Credit Facility maturity was extended and has an initial maturity of December 8, 2029. The refinanced Credit Facility includes a one-year extension option, at the REIT’s election, to further extend the maturity to December 8, 2030, subject to the satisfaction of certain conditions. The Credit Facility currently bears interest at the Secured Overnight Financing Rate (“SOFR”) at a selected term of one-month, three-months, or six-months, plus a contractual margin adjustment based on the duration selected ("Adjusted Term SOFR"), as defined in the Credit Facility, plus the updated 1.30% to 1.90% rate based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) one-month SOFR plus 1.0% (the "Base Rate") loans plus a rate equal to 0.3% to 0.90%. As of December 31, 2025 and December 31, 2024, the balance outstanding on the Credit Facility was $321,425 and $295,179, respectively, at a variable interest rate of 5.3% and 6.0%, respectively.

The Credit Facility is subject to, and must remain compliant with, certain material financial and non-financial covenants that are required to be observed or performed to remain in good standing with the credit agreement. Failure to comply with any or all of the covenants could impact the timing of the maturity of the Credit Facility which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to maintain the appropriate leverage ratio, failure to properly maintain the minimum consolidated fixed charge coverage ratio, failure to maintain the minimum consolidated tangible net worth, exceeding distribution limits, and other covenants required as part of the agreement. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the Credit Facility could be reclassified as a current liability as the entire principal outstanding would become due immediately upon breach. As of December 31, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period. For further discussion on the contractual maturity of the Credit Facility, see the section Risk Management below (note 19(a)).

Interest rate derivatives

The REIT uses interest rate derivatives, consisting of interest rate swaps and swaptions, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable. The REIT seeks to largely align the interest rate derivative positions to the respective periods of the variable rate debt in place, subject to counterparty optional termination dates (note 19).

The REIT has entered into six receive variable / pay fixed interest rate swaps based on various USD – SOFR Chicago Mercantile Exchange (“CME”) terms with an aggregate notional value of $472,000 (note 19(d)).

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Total loans and borrowings

Scheduled maturities of principal and interest on all outstanding loans and borrowings as of December 31, 2025, which excludes the impact of the aforementioned interest rate derivatives, are in the table below. Contractual interest for variable rate loans and borrowings is calculated using the respective actual contractual interest rates as of December 31, 2025.

	Principal	Balloon payment	Contractual Interest	Total payments
2026	$987	$27,765	$32,580	$61,332
2027	870	160,000	31,946	192,816
2028	902	118,690	22,770	142,362
2029	934	348,325	18,622	367,881
2030	968	35,750	1,528	38,246
Thereafter	33,519	—	15,368	48,887
	$38,180	$690,530	$122,814	$851,524

The REIT’s debt agreements contain customary representations, warranties and events of default, which require the REIT to comply with affirmative and negative covenants. As of December 31, 2025, the REIT was in compliance with all financial covenants related to its debt agreements.

The following schedule presents the cash flows and non-cash changes within total loans and borrowings:

	Year ended December 31, 2025	Year ended December 31, 2024
Loans and borrowings, beginning of period	$787,523	$773,251
Cash flows
Proceeds from issuance of loans and borrowings	309,602	121,765
Principal payments of loans and borrowings	(372,097)	(108,849)
Payment of debt financing costs	(3,976)	(312)

Non-cash changes	(66,471)	12,604
Amortization of deferred financing costs	2,034	1,623
Amortization of net discount on mortgage notes payable	47	45
	2,081	1,668
Loans and borrowings, end of period	$723,133	$787,523

(11)	Class B Units of BSR Trust, LLC (“Class B Units”)

Generally, the Class B Units are economically equivalent to Units and are entitled to receive distributions equal to those provided to holders of Units. The Class B Units are non-voting and do not give enhanced economic or voting power relative to holders of Units. Accordingly, the Class B Units do not create a dual-class voting structure of the REIT. These Class B Units have been classified as a liability in accordance with IAS 32. The Class B Units are redeemable by the holders for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the REIT’s Unit closing price as of the end of the reporting period. An increase in the REIT’s Unit closing price over the period results in a fair value loss whereas a decrease in the REIT’s Unit closing price over the period results in a fair value gain.

Under IFRS 13, Fair Value Measurement, if an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is the most representative of fair value in the circumstances shall be used to measure fair value. The REIT has recorded Class B units at their fair value, which has been assessed to equal the closing market price of the Units at each valuation date (Level 2).

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On February 28, 2025, the REIT settled the remaining joint interest of the developer in Aura 35Fifty with the issuance of 128,053 Class B Units.

In connection with the announcement of the Contribution Transaction, 15,000,000 Class B Units were remeasured at the contractual exchange price of $15.90 per Class B Unit. Upon the closing of the Contribution Transaction on April 30, 2025, the participating Class B Unitholders ultimately exchanged 15,000,000 Class B Units for new units of the purchaser. The REIT concurrently cancelled 15,000,000 Class B Units, resulting in a $238,500 decrease in the Class B Units upon their cancellation.

The following table presents the outstanding units and the change in fair value of the Class B Units:

	Units	Value
Class B Units, as of December 31, 2023	20,278,928	$240,711
Cash changes
Redemption of Class B Units in exchange for cash	(2,200)	(27)
Non-cash changes
Redemption of Class B Units in exchange for Units	(185,024)	(2,163)
Fair value adjustments	—	5,191
Class B Units, as of December 31, 2024	20,091,704	$243,712
Cash changes
Redemption of Class B Units in exchange for cash	(4,826)	(62)
Non-cash changes
Redemption of Class B Units in exchange for Units	(404,188)	(4,877)
Issuance of Class B Units	128,053	1,678
Cancellation of Class B Units	(15,000,000)	(238,500)
Fair value adjustments	—	58,424
Class B Units, as of December 31, 2025	4,810,743	$60,375

(12)	Convertible Debentures

On September 3, 2020, the REIT issued $40,000 of 5.0% convertible unsecured subordinated debentures (“Convertible Debentures”). Interest was payable semi-annually on March 31 and September 30 each year. On October 5, 2020, the REIT issued an additional $2,500 of Convertible Debentures pursuant to the partial exercise of the over-allotment option granted to a syndicate of underwriters, for aggregate gross proceeds of $42,500.

The Convertible Debentures were redeemed for cash on January 3, 2025 (the "Redemption Date") prior to their stated maturity on September 30, 2025 (the “Redemption”). The Redemption was affected in accordance with the terms of the trust indenture dated September 3, 2020 between the REIT and TSX Trust Company of Canada.

The Convertible Debentures were measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Convertible Debentures were calculated using the publicly available closing price as of the end of the reporting period (Level 1). An increase in the Convertible Debentures closing price over the period resulted in an increase in the liability and a corresponding fair value loss whereas a decrease in the Convertible Debentures closing price over the period resulted in a decrease in the liability and a corresponding fair value gain.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table presents the redemption and change in fair value of the Convertible Debentures:

	Year ended December 31, 2025	Year ended December 31, 2024
Convertible Debentures, beginning of period	$41,764	$39,676
Cash changes
Redemption of Convertible Debentures for cash	(41,499)	—
Non-cash changes
Redemption of Convertible Debentures in exchange for Units	(265)	—
Fair value adjustments	—	2,088
Convertible Debentures, end of period	$—	$41,764

(13)	Unitholders’ equity

The REIT is authorized to issue an unlimited number of Units. Units are ordinary units of the REIT, each of which represents a unitholders’ proportionate undivided beneficial interest and voting rights in the REIT.

On November 7, 2024, the REIT announced the renewal of its normal course issuer bid (the “2024 NCIB”) over the 12-month period commencing November 12, 2024, and expiring on November 11, 2025. The REIT did not purchase or cancel any Units under the 2024 NCIB for the year ended December 31, 2025. Subsequent to December 31, 2025, the REIT renewed its normal course issuer bid (the "2026 NCIB"). See "Subsequent Events" for more details.

	Units	Value
Units outstanding, classified as equity, as of December 31, 2023	33,141,180	$373,693
Issuance of Units for unit-based compensation	68,147	786
Issuance of Units in exchange for deferred trust units	28,363	317
Issuance of Units in exchange for Class B Units	185,024	2,163
Units outstanding, classified as equity, as of December 31, 2024	33,422,714	$376,959
Issuance of Units for unit-based compensation	61,011	746
Issuance of Units in exchange for Class B Units	404,188	4,877
Issuance of Units in exchange for Convertible Debentures	18,402	265
Units outstanding, classified as equity, as of December 31, 2025	33,906,315	$382,847

During the year-ended December 31, 2025, the REIT issued 61,011 Units for unit-based compensation, which consists of 19,610 Units issued for Restricted Units vested and settled net of taxes as well as 41,401 Units issued due to a re-determination of prior vesting levels of Performance Units.

Subsequent to December 31, 2025, the REIT announced a cash distribution of $0.0467 per REIT unit to unitholders of record as of January 31, 2026. This distribution was paid on February 17, 2026. Additionally, the REIT announced a cash distribution of $0.0467 per REIT unit to unitholders of record as of February 28, 2026. This distribution is payable on March 16, 2026.

(14)	Revenue

Base rent is allocated to lease components based on relative stand-alone selling prices. The stand-alone selling price of the rental component is determined using an adjusted market assessment approach and the stand–alone selling price of the service components is determined using an expected cost plus a margin approach.

Revenue from the rental components is recognized on a straight-line basis over the lease term and includes the recovery of property taxes and insurance as well as consideration related to late rent, month-to-month leases and payments for early terminations. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements. Revenue recognition commences when a resident has the right to use the property and is recognized pursuant to the terms of the lease agreement. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are deferred as prepaid rents.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Revenue related to the service components of the REIT’s leases is accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. These services consist primarily of the recovery of utility, property maintenance and amenity costs and is recognized over time when the services are provided. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are recorded as contract liabilities included as part of accounts payable and other liabilities.

Revenue from lease components and revenue related to service components is as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Lease revenue	$122,529	$144,794
Revenue from services	21,694	23,876
Total revenue	$144,223	$168,670

(15)	Property operating expenses

	Year ended December 31, 2025	Year ended December 31, 2024
Employee wages and benefits	$18,151	$19,593
Utility costs	8,530	9,346
Repairs and maintenance expense	7,091	7,677
Other property based costs	11,046	13,289
Property operating expenses	$44,818	$49,905

(16)	Finance costs

	Year ended December 31, 2025	Year ended December 31, 2024
Finance costs from operations
Interest expense on loans and borrowings at stated rate	$37,127	$41,138
Interest expense on lease liability	4	5
Amortization of deferred financing costs	2,034	1,623
Amortization of net discount on loans and borrowings	47	45
Interest expense on Convertible Debentures	21	2,088
Finance costs from operations	$39,233	$44,899

Fair value adjustment to derivatives and other financial liabilities
Fair value adjustment to Class B Units	$58,424	$5,191
Fair value adjustment to Convertible Debentures	—	2,088
Fair value adjustment to interest rate derivatives	4,712	2,181
Fair value adjustment to other liabilities	120	1,011
Fair value adjustment to prepayment embedded derivatives	345	196
Fair value adjustment to derivatives and other financial liabilities	$63,601	$10,667

Finance costs
Finance costs from operations	$39,233	$44,899
Fair value adjustment to derivatives and other financial liabilities	63,601	10,667
Distributions on Class B Units	5,681	10,808
Finance costs	$108,515	$66,374

Finance income from interest rate derivatives and a note receivable are gross of finance costs from operations and are presented separately within the consolidated statements of net loss and comprehensive loss.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(17)	Leases

The REIT leases apartments of multifamily properties to residents under noncancelable operating leases. The leases generally have a term of one year, or less. There were no residents that accounted for more than 10% of the REIT’s total rental revenue for the year ended December 31, 2025.

As of December 31, 2025, the total future contractual minimum rent lease payments (excluding renewal or potential extension periods) expected to be received under noncancelable leases are as follows:

December 31, 2025
1 year	$68,685
2 years	1,952
$70,637

The REIT’s Little Rock, Arkansas headquarters lease was renewed in December 2025 with a term that matures in December 2035 (see note 22). This lease requires monthly payments of $11 during years one and two, $12 during years three through six, and $13 during years seven through ten. The headquarters lease is accounted for as a right-of-use asset with a corresponding lease liability under IFRS 16. The REIT recognized $4 in interest expense on the lease liability for the year ended December 31, 2025 ($5 for the year ended December 31, 2024).

The following tables present the change in the right-of-use asset and corresponding lease liability for the year ended December 31, 2025 and December 31, 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Right-of-use asset, as of beginning of period	$33	$167
Depreciation of right-of use asset	(43)	(134)
Lease renewal	1,205	—
Right-of-use asset, as of end of period	$1,195	$33

	Year ended December 31, 2025	Year ended December 31, 2024
Lease liability, as of beginning of period	$36	$177
Principal payments on lease liability	(43)	(141)
Lease renewal	1,205	—
Lease liability, as of end of period	$1,198	$36

The REIT recorded lease expenses of $54 during the year ended December 31, 2025 for additional low-value leased office equipment ($59 for the year ended December 31, 2024).

(18)	Commitments and contingencies

The REIT is subject to legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on these consolidated financial statements. As of December 31, 2025, there are no provisions recorded as a result of legal claims.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(19)	Financial instruments

(a)	Risk management

The REIT’s activities expose it to market risk, credit risk and liquidity risk. Risk management is carried out by management of the REIT.

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of interest rate risk, currency risk and other market price risk. In addition to the interest rate risk of variable rate mortgages, there is interest rate risk associated with the REIT’s fixed rate mortgages due to the expected requirement to refinance such mortgages in the year of maturity or upon the counterparty's optional termination. To manage exposure to interest rate risk, the REIT endeavors to manage maturities of fixed rate mortgages and match the nature of the mortgage with the cash flow characteristics of the underlying asset. This risk is also minimized through the strategic use of interest rate derivative contracts.

As of December 31, 2025, the REIT’s total debt was 99% fixed or economically hedged to fixed rates, excluding net unamortized discounts on mortgages payable and net unamortized deferred financing costs, such that the REIT’s cash flows are not currently significantly impacted by a change in market interest rates. The REIT's interest rate derivatives contain optional counterparty termination features and maturity dates that could cause the economically fixed nature of the REIT's debt to change in future periods, and there can be no assurance that the REIT will be able to continue to fix or hedge its debt in the future at favourable terms or at all.

The REIT's interest rate derivatives are not designated as hedging instruments and as a result, the changes in fair value are recognized in net income (loss) as an adjustment to finance costs in the consolidated statement of net income (loss) and comprehensive income (loss).

As of December 31, 2025, a 100 basis-point change in interest rates, assuming all other variables are constant, would result in a change of $94 in the REIT’s finance costs (net of finance income) over the next 12 months, which includes the impact of interest rate derivatives which are effective as of December 31, 2025.

The REIT has no material exposure to currency or other market price risk.

The REIT’s assets consist primarily of multifamily properties. Credit risk arises from the possibility that residents in investment properties may not fulfill their lease or contractual obligations. The REIT mitigates its credit risks by attracting residents of sound financial standing and by diversifying its mix of residents. It also monitors resident payment patterns and discusses potential resident issues with property managers on a regular basis.

Cash, restricted cash and interest rate derivatives carry minimal credit risk as all funds are maintained with reputable financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves judgment, takes into consideration current and projected macroeconomic conditions, the REIT's cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT manages maturities of the fixed rate mortgages and monitors the repayment dates of all loans and borrowings to ensure sufficient capital will be available to cover obligations. As of December 31, 2025, the REIT had a working capital deficit of $111,681, which includes Class B Units of $60,375. The Class B Units are redeemable for cash or Units of the REIT on a one-for-one basis at the option of BSR Trust, LLC.

The REIT's immediate liquidity needs are met through cash-on-hand, cash flow from operations, refinancing of maturing mortgages and availability on its Credit Facility. As of December 31, 2025, the REIT had liquidity of $52,739, consisting of cash and cash equivalents of $6,344 and $46,395 of Credit Facility availability. The REIT can obtain additional liquidity through adding properties to the borrowing base. Management believes that there is sufficient liquidity to meet the REIT’s financial obligations for the foreseeable future.

The following table provides information on the carrying balance and the non-discounted contractual cash flows and maturities of financial liabilities with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	5+ years
Loans and borrowings	$723,133	$728,710	$28,752	$160,870	$119,592	$349,259	$36,718	$33,519
Interest payable	2,855	122,814	32,580	31,946	22,770	18,622	1,528	15,368
Lease liability	1,198	1,198	88	93	104	109	118	686
Interest rate derivatives	433	433	36	—	—	—	—	397
Accrued capital improvements	618	618	618	—	—	—	—	—
Accounts payable and other liabilities	41,874	41,874	41,874	—	—	—	—	—
	$770,111	$895,647	$103,948	$192,909	$142,466	$367,990	$38,364	$49,970

(b)	Fair value of financial instruments

The following information relates to estimated fair values of the REIT’s financial instruments not measured at fair value on the REIT’s consolidated statement of financial position:

Cash and cash equivalents, restricted cash, resident and other receivables, note receivable and accounts payable and other liabilities (excluding interest rate derivatives) are carried at amortized cost, which, due to their short-term nature, approximates fair value.

The lease liability is carried at amortized cost, which approximates fair value.

Loans and borrowings are carried at amortized cost. For disclosure purposes in (c) below, the REIT estimates the fair value of loans and borrowings using discounted cash flows based on the observable rates that could be obtained for similar debt instruments with similar terms and maturities (Level 2).

There were no transfers of assets between fair value levels during the periods presented herein.

(c)	Loans and borrowings

	December 31, 2025	December 31, 2024
Carrying amount	$723,133	$787,523
Fair value	$711,935	$761,752

(d)	Interest rate derivatives

The REIT has entered into six receive variable / pay fixed interest rate derivatives based on various USD – SOFR CME terms. The interest rate derivatives are not designated as hedges for accounting purposes. The interest rate derivatives are used to manage interest rate exposure over the period of such derivatives. The differential to be paid or received on all interest rate derivatives is accrued as interest rates change and is recognized in finance costs over the life of the respective derivatives. The interest rate derivatives contain no credit risk-related contingent features.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table is a summary of the REIT’s interest rate derivatives and the respective carrying values as of December 31, 2025:

	Maturity date	Fixed rate	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of December 31, 2025
Receive Fixed Swap at 2.09%	7/27/2029	2.09%	7/3/2026	$65,000	$453
Receive Fixed Swap at 3.13%	2/1/2030	3.13%	2/2/2026	42,000	(7)
Receive Fixed Swap at 2.88%	7/1/2030	2.88%	7/1/2027	150,000	85
Receive Fixed Swap at 2.25%	7/1/2031	2.25%	2/1/2027	50,000	513
Receive Fixed Swap at 3.48%[1]	7/1/2032	3.48%	1/2/2026	60,000	(29)
Receive Fixed Swap at 3.10%	7/1/2032	3.10%	1/1/2027	105,000	(397)
				$472,000	$618

1On January 2, 2026, the 3.48% $60,000 interest rate swap was terminated by the counterparty.

The following table is a summary of the REIT’s interest rate derivatives and the respective carrying values as of December 31, 2024:

	Maturity date	Fixed rate	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of December 31, 2024
Receive Fixed Swap at 5.07%	9/1/2025	5.07%	n/a	$1,010	$(13)
Receive Fixed Swap at 2.16%	8/31/2029	2.16%	7/3/2025	150,000	1,478
Receive Fixed Swap at 2.09%	7/27/2029	2.09%	7/3/2026	65,000	1,754
Receive Fixed Swap at 3.48%	7/1/2032	3.48%	1/2/2026	60,000	(324)
Receive Fixed Swap at 1.83%	4/26/2030	1.83%	6/10/2025	80,000	804
Receive Fixed Swap at 3.27%	7/1/2032	3.27%	1/2/2026	105,000	(39)
Receive Fixed Swap at 2.25%	7/1/2031	2.25%	2/1/2027	50,000	1,528
Receive Fixed Swap at 3.13%	2/1/2030	3.13%	2/2/2026	42,000	142
				$553,010	$5,330

On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME / pay fixed interest rate swap with a notional value of $150,000 at a fixed rate of 2.88% effective July 1, 2025, and maturing July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027.

On August 22, 2025, the REIT entered into a 90-day $65,000 swaption at a cash premium received of $80, exercisable by the counterparty on November 21, 2025. If exercised, the underlying swap would be effective as of July 3, 2026 at a rate of 2.75%, maturing on July 27, 2029. The underlying swap is a receive-variable One Month USD - SOFR CME / pay fixed interest rate swap. The counterparty did not exercise the swaption on November 21, 2025, and the contract therefore expired on that date.

On September 3, 2025, the REIT amended its 3.27% receive-variable based USD - SOFR CME / pay fixed interest rate swap with a notional value of $105,000 with a counterparty optional termination date of January 2, 2026. Under the amendment, the counterparty's optional termination date of January 2, 2026 was extended to January 1, 2027, and the fixed rate was updated to 3.10% from 3.27%. The interest rate swap continues to mature on July 1, 2032.

Subsequent to December 31, 2025, the REIT amended its 3.13% interest rate derivative. Additionally, the REIT entered into a new 3.195% interest rate derivative. See "Subsequent Events" for more details.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table is a summary of the aggregate current and non-current fair value of interest rate derivatives held for the period presented herein:

	December 31, 2025	December 31, 2024
Interest rate derivatives
Assets
Current asset	$453	$—
Non-current asset	598	5,706
Total assets	1,051	5,706

Liabilities
Current liabilities	(36)	(13)
Non-current liabilities	(397)	(363)
Total liabilities	(433)	(376)

Interest rate derivatives, end of period	$618	$5,330

The valuation of these instruments was determined using discounted cash flow or mark to market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values determined are based on significant other observable inputs (Level 2). In addition, the REIT considered its own and the respective counterparties’ risk of non-performance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the REIT and the counterparties were at risk for as of the valuation date. This total expected exposure was then discounted using discount factors that contemplate the creditworthiness of the REIT and the counterparties to arrive at a credit charge. This credit charge was then netted against the value of the derivative financial instruments determined using the discounted cash flow analysis described above to arrive at a total estimated fair value of the interest rate derivatives. Changes in fair value are recognized as net change in fair value of interest rate derivatives in the accompanying consolidated statement of net loss and comprehensive loss.

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the interest rate derivatives for the period presented:

	Year ended December 31, 2025	Year ended December 31, 2024
Interest rate derivatives, beginning of period	$5,330	$7,511
Cash changes
Cash received for interest rate swap agreements	(80)	(302)

Non-cash changes
Realized gain on swaption expiration	80	302
Fair value adjustment to interest rate derivatives	(4,712)	(2,181)
Interest rate derivatives, end of period	$618	$5,330

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(e)	Prepayment embedded derivatives

Certain mortgages payable (Note 10) contain prepayment options that represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as net change in fair value of prepayment embedded derivatives in the consolidated statement of net loss and comprehensive loss.

The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swaptions as a proxy. The swaptions were structured to mirror the financial conventions of the respective loans, including payment periods, accrual basis, principal amortization, prepayment dates and prepayment premiums. The swaptions were structured as fixed receiver with a strike rate set on market as of the date of the loan agreement with exercise premiums to match the underlying loans plus a cost of refinancing upon exercise. The resulting swaption price would represent a proxy for the value of the prepayment rights embedded in the underlying loans. The fair values determined are based on significant other observable inputs (Level 2).

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the prepayment embedded derivatives for each period presented:

	Year ended December 31, 2025	Year ended December 31, 2024
Prepayment embedded derivatives, beginning of period	$657	$853
Non-cash changes
Fair value adjustment to prepayment embedded derivatives	(345)	(196)
Prepayment embedded derivatives, end of period	$312	$657

(20)	Capital management

The REIT’s policy is to maintain an appropriate capital base to support ongoing operations, maintain creditor and market confidence and sustain future developments of the business. Capital consists of cash and cash equivalents, loans and borrowings, Class B Units and Unitholders’ equity. The REIT monitors capital using tools designed to anticipate cash needs and to maintain adequate working capital, while also making appropriate distributions to the unitholders on a regular basis.

In managing its capital structure, the REIT monitors performance and adjusts its capital based on its investment strategies and changes to economic conditions. To maintain or adjust its capital structure, the REIT may issue equity or new debt, issue new debt to replace existing debt (with different characteristics) or reduce existing debt.

(21)	Employee benefit plan

Management of the REIT has adopted a defined contribution plan under Internal Revenue Service (“IRS”) code section 401(k) for all eligible employees. Employees become eligible after 60 days of service with the REIT. A participant may elect to defer up to the maximum percentage of compensation permissible under Code Section 401(k). Management of the REIT elects to match employee deferrals at its discretion.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(22)	Related party transactions

The consolidated financial statements include the following related party transactions:

•	Certain of the legacy BSR holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. Distributions on Units of $2,456 were declared to Bailey/Hughes holders during the year ended December 31, 2025 ($2,574 during the year ended December 31, 2024).
•	Distributions on Class B Units of $3,741 were declared to Bailey/Hughes Holders, during the year ended December 31, 2025 ($7,260 during the year ended December 31, 2024).
•	Compensation expenses include $4,564 paid to key management personnel during the year ended December 31, 2025 ($4,419 during the year ended December 31, 2024), which includes short-term employee compensation and benefits and unit-based compensation. Key management personnel of the REIT are those persons having the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.
•	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the former Executive Vice-Chair of the Board, John S. Bailey (see note 17).

(23)	Supplemental cash flow disclosures

Change in non-cash working capital comprises the following:

	Year ended December 31, 2025	Year ended December 31, 2024
Resident and other receivables, net	$1,353	$(1,430)
Prepaid expenses and other assets	821	(594)
Accounts payable and other liabilities	(4,971)	(2,931)
	$(2,797)	$(4,955)

(24)	Deferred unit compensation and unit-based compensation

Remuneration of trustees (deferred unit compensation)

The REIT adopted the Omnibus Equity Incentive Plan effective as of May 18, 2018, which includes policies for the issuance of deferred unit compensation (“Deferred Units”) to non-executive Trustees. The purpose of the Deferred Unit component of the Omnibus Equity Incentive Plan is to promote a greater alignment of interests between the non-executive Trustees and the Unitholders. Under the Omnibus Equity Incentive Plan, Trustees have the option to elect to receive up to 100% of all fees that are otherwise payable in cash in the form of Deferred Units. A Deferred Unit award is an award denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units, (ii) divided by the volume-weighted average trading price of a Unit on the Toronto Stock Exchange ("TSX") for the five trading days prior to the date of the award. Elections are irrevocable for the year in respect of which they are made. The Deferred Units earn additional Deferred Units for distributions that would otherwise have been payable in cash. Deferred Units granted to Trustees vest immediately upon grant. The grant date fair value of the payable is recognized in general and administrative expenses, with a corresponding increase in accounts payable and other liabilities.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

For the year ended December 31, 2025, $960 of deferred unit compensation expense was recognized in general and administrative expenses in the consolidated statement of net income and comprehensive income ($1,046 for the year ended December 31, 2024). The Deferred Units are measured at fair value at each reporting period using the closing market price of Units and the change in fair value is recognized in fair value adjustment to unit-based compensation in the consolidated statement of net income and comprehensive income.

	Units	Liability Value
Deferred Units, as of December 31, 2023	408,483	$4,854
Cash changes
Deferred Units settled for cash	(159,892)	(1,789)

Non-cash changes
Deferred Units issued	87,394	1,046
Deferred Units exchanged for REIT Units	(28,363)	(317)
Fair value adjustments	—	(61)
Deferred Units issued, as of December 31, 2024	307,622	$3,733

Non-cash changes
Deferred Units issued	75,934	960
Fair value adjustments	—	122
Deferred Units issued, as of December 31, 2025	383,556	$4,815

Unit-based compensation

The Omnibus Equity Incentive Plan provides for awards of Restricted Units (“RUs”), Performance Units (“PUs”) and other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Units.

RUs and PUs are awarded to members of the senior executive team to align the interests of the senior executive team more closely with the interests of the Unitholders. RUs and PUs are denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. RUs vest in three equal instalments over a three-year period from the initial award and will be settled by Units issued from treasury or, if so elected by the participant and subject to the approval of the Board of Trustees, cash payable upon vesting. PUs will vest subject to performance criteria and targets established and set forth in the award agreements, and to the extent earned, will vest and become nonforfeitable on the third anniversary of the initial award. RUs and PUs earn additional RUs and PUs for distributions that would otherwise have been payable in cash. These additional RUs and PUs vest on the same basis as the initial RUs and PUs to which they relate.

The RUs and PUs are considered a financial liability due to the contractual obligation for the Trust to deliver Units at the option of the participant, subject to board approval. The RUs and PUs are measured at fair value at each reporting period using the closing market price of Units with changes in fair value recognized in Fair value adjustment to unit-based compensation in the consolidated statement of net income and comprehensive income.

On March 15, 2024, the REIT granted 40,240 and 60,360 RUs and PUs, respectively, with a grant date fair value of $11.39 per Unit. On March 15, 2025, the REIT granted 43,758 and 65,635 RUs and PUs, respectively, with a grant date fair value of $12.36 per Unit. On May 19, 2025, the REIT granted 98,178 PUs, with a grant date fair value of $12.92 per Unit.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On January 1, 2024, 31,010 RUs vested and were settled through the issuance of 17,225 Units with a weighted average Unit price of $11.87 with the remainder of RUs settled in cash for applicable income taxes. On March 15, 2024, 86,388 PUs vested resulting from a payout of 154% under the 2021 equity incentive plan. This vesting was settled through the issuance of 50,922 Units with a weighted average Unit price of $11.43 with the remainder settled in cash for applicable income taxes. On January 1, 2025, 34,354 RUs vested and were settled through the issuance of 19,610 Units with a weighted average Unit price of $12.16 with the remainder of RUs settled in cash for applicable income taxes. In March 2025, the PUs under the 2022 equity incentive plan did not vest, resulting in a payout of 0%.

For the year ended December 31, 2025, unit-based compensation expense of $1,294 has been recognized in general and administrative expense ($1,146 for the year ended December 31, 2024). A fair value loss of $556 for the year ended December 31, 2025 has been recognized in fair value adjustment to unit-based compensation in the consolidated statements of net income (loss) and comprehensive income (loss) ($269 loss for the year ended December 31, 2024). As of December 31, 2025, 87,622 RUs and 294,096 PUs were unvested with a carrying amount of $2,006 recorded in accounts payable and other liabilities in the consolidated financial statements. As of December 31, 2024, 74,851 RUs and 166,560 PUs were unvested with a carrying amount of $1,484 recorded in accounts payable and other liabilities in the consolidated financial statements.

	Equity Incentive Plans - Restricted Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	9,192	15,568	42,098	—	—	66,858
Units granted	—	—	—	40,240	—	40,240
Distribution equivalents issued	—	327	1,113	1,326	—	2,766
Units forfeited	—	(397)	(3,606)	—	—	(4,003)
Units vested and settled	(9,192)	(7,786)	(14,032)	—	—	(31,010)
Closing balance of units, as of December 31, 2024	—	7,712	25,573	41,566	—	74,851
Units granted	—	—	—	—	43,758	43,758
Distribution equivalents issued	—	—	591	1,280	1,496	3,367
Units vested and settled	—	(7,712)	(12,788)	(13,854)	—	(34,354)
Closing balance of units, as of December 31, 2025	—	—	13,376	28,992	45,254	87,622

	Equity Incentive Plans - Performance Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	63,244	46,469	63,143	—	—	172,856
Units granted	22,424	—	—	60,360	—	82,784
Distribution equivalents issued	720	2,006	2,492	1,991	—	7,209
Units forfeited	—	(1,787)	(8,114)	—	—	(9,901)
Units vested and settled	(86,388)	—	—	—	—	(86,388)
Closing balance of units, as of December 31, 2024	—	46,688	57,521	62,351	—	166,560
Units granted	—	—	—	—	163,813	163,813
Distribution equivalents issued	—	—	2,671	2,892	4,848	10,411
Non-vesting units	—	(46,688)	—	—	—	(46,688)
Closing balance of units, as of December 31, 2025	—	—	60,192	65,243	168,661	294,096

BSR REAL ESTATE INVESTMENT TRUST

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(25)	Subsequent Events

In January 2026, the note receivable of $5,227 was repaid by the borrower.

On January 30, 2026, the REIT amended its 3.13% receive-variable based USD - SOFR CME / pay fixed interest rate derivative with a notional value of $42,000 with a counterparty optional termination date of February 2, 2026. Under the amendment, the counterparty's optional termination date of February 2, 2026 was extended to February 1, 2027, and the fixed rate was amended to 3.11% from 3.13%. The interest rate swap continues to mature on February 1, 2030.

On January 30, 2026, the REIT entered into a new $110,000 interest rate derivative at a fixed rate of 3.195% effective January 2, 2026 and maturing January 2, 2029, subject to the counterparty's optional early termination date of July 1, 2026.

On March 10, 2026, the REIT placed Vale Luxury onto the Credit Facility as a borrowing base property and refinanced the $27,767 outstanding mortgage note using the Credit Facility availability.

On March 11, 2026, the REIT announced that the TSX approved the REIT’s intention to conduct the 2026 NCIB, pursuant to which the REIT is authorized to purchase for cancellation up to a maximum of 3,148,801 Units, or approximately 10% of the public float, over the 12-month period commencing March 16, 2026 and expiring on March 15, 2027. Purchases under the 2026 NCIB will be made through the facilities of the TSX and/or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Unit representative of the market price at the time of acquisition. The number of Units that can be purchased pursuant to the NCIB is subject to a current daily maximum of 12,383 (which is equal to 25% of 49,536, being the average daily trading volume from September 1, 2025 to February 28, 2026), subject to the REIT's ability to make block purchases of Units that exceed such limits. All Units purchased under the NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources.